Filed pursuant to Rule 424(b)(3)
Registration No. 333-131393
Vector Group Ltd.
Common Stock
     This prospectus relates to 7,000,000 shares of common stock of Vector Group Ltd. that may be offered for sale from time to time by some of our current shareholders.
     The selling shareholders will receive all of the proceeds from the sale of shares under this prospectus; we will not receive any proceeds from those sales.
     After registration, the selling shareholders may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The shares of common stock may be sold at the market price at the time of such sale, at prices relating to the market price over a period of time or at prices negotiated with the buyers of the shares.
     Our common stock is listed on the New York Stock Exchange under the symbol “VGR.” On February 14, 2006, the closing price of our common stock on the New York Stock Exchange was $18.94 per share.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE DATE OF THIS PROSPECTUS IS FEBRUARY 15, 2006.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, the selling shareholders may from time to time sell the shares of Vector Group Ltd. common stock described in this prospectus.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement is correct as of any time subsequent to the date of such information.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, as amended, that registers the offer and sale of Vector Group Ltd. common stock by the selling shareholders. This prospectus constitutes part of the registration statement. The registration statement, including the exhibits and schedules attached to the registration statement and the information incorporated by reference, contains additional relevant information about us and the securities not included in this prospectus. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. In addition, Vector Group Ltd. files annual, quarterly and current reports, proxy statements and other information with the SEC.
     You may read and copy this information and the registration statement at the SEC’s Public Reference Room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 800-SEC-0330.
     The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers of securities, like us, who file such material electronically with the SEC. The address of that web site is http://www.sec.gov. You also can inspect such reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed on the New York Stock Exchange.

INCORPORATED DOCUMENTS
     The SEC allows us to “incorporate by reference” into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated is considered part of this prospectus, except for any information that is superseded by information that is included in this document or in a later filed document.
     This prospectus incorporates by reference the documents listed below that Vector Group Ltd. previously filed with the SEC. They contain important information about us.

COMPANY SEC FILINGS	PERIOD
Annual Report on Form 10-K, as amended	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Periods ended March 31, 2005, June 30, 2005 and September 30, 2005
Current Reports on Form 8-K	Filed on January 11, 2005, February 2, 2005, February 17, 2005, February 24, 2005, March 3, 2005, March 7, 2005, March 17, 2005, March 21, 2005, April 1, 2005, April 14, 2005, May 10, 2005, June 20, 2005, July 22, 2005, August 9, 2005, September 28, 2005, November 9, 2005, November 14, 2005, November 17, 2005, December 15, 2005, December 19, 2005, January 3, 2006, January 27, 2006 and February 6, 2006.
The description of Vector Group Ltd. common stock set forth in our prospectus dated June 3, 2005 filed on Form 424B3	Filed on June 3, 2005.
     We also incorporate by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of this offering. Any report, document or portion thereof that is furnished to, but not filed with, the SEC is not incorporated by reference.
     You can obtain any of the documents incorporated by reference in this prospectus from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in the document. You can obtain documents incorporated by reference by requesting them from us, either orally or in writing. Requests for such documents should be directed to:
Vector Group Ltd.
Attention: Investor Relations
100 S.E. Second Street
32nd Floor
Miami, Florida 33101
(305) 579-8000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
          In addition to historical information, this prospectus contains “forward-looking statements” within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to:
•	economic outlook;

•	capital expenditures;

•	cost reduction;

•	new legislation;

•	cash flows;

•	operating performance;

•	litigation;

•	impairment charges and cost savings associated with restructurings of our tobacco operations; and

•	related industry developments (including trends affecting our business, financial condition and results of operations).
          We identify forward-looking statements in this prospectus by using words or phrases such as “anticipate”, “believe”, “estimate”, “objective”, “plan”, “seek”, “predict”, “project”, and “will be” and similar words or phrases in the negatives.
          The forward-looking information involves important risks and uncertainties that could cause our actual results , performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, without limitation, the following:
•	general economic and market conditions and any changes therein, due to acts of war and terrorism or otherwise;

•	governmental regulation and policies;

•	effects of industry competition;

•	impact of business combinations, including acquisitions and divestitures, both internally for us and externally in the tobacco industry;

•	impact of restructurings on our tobacco business and our ability to achieve any increases in profitability estimated to occur as a result of these restructurings;

•	impact of new legislation on our competitors’ payment obligations, results of operations and product costs, i.e., the impact of recent federal legislation eliminating the federal tobacco quota system;

•	uncertainty related to litigation and potential additional payment obligations for us under the Master Settlement Agreement and other settlement agreements with the states; and

•	risks inherent in our new product development initiatives.
     Further information on risks and uncertainties specific to our business include the risk factors discussed in “Risk Factors” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus.
     Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. The forward-looking statements speak only as of the date they are made.

VECTOR GROUP LTD.
          IN THIS PROSPECTUS, REFERENCES TO VECTOR GROUP LTD., “WE” AND “US” REFER TO VECTOR GROUP LTD AND, WHERE APPLICABLE, ITS SUBSIDIARIES ON A CONSOLIDATED BASIS.
          We are a holding company for a number of businesses. We are engaged principally in:
•	the manufacture and sale of cigarettes in the United States through our subsidiary Liggett Group LLC;

•	the development and marketing of the low nicotine and nicotine-free QUEST cigarette products and the development of reduced risk cigarette products through our subsidiary Vector Tobacco Inc.; and

•	the real estate business through our subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.
          Our principal executive offices are located at 100 S.E. Second Street, Miami, Florida 33131, and the telephone number is (305) 579-8000.
SELLING SHAREHOLDERS; PLAN OF DISTRIBUTION
SELLING SHAREHOLDERS
          The following table sets forth certain information about the beneficial ownership of each selling shareholder. The tabular information below assumes that all of the shares listed below will be offered and sold by the selling shareholders to unaffiliated third parties. However, because the selling shareholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that each selling shareholder may hold after completion of the offering cannot be determined at this time. Information concerning the selling shareholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus or in information incorporated by reference into this prospectus.

			NUMBER OF
	SHARES OF COMMON STOCK		SHARES
	BENEFICIALLY OWNED		BEING	SHARES BENEFICIALLY
SELLING SHAREHOLDERS	BEFORE OFFERING		OFFERED	OWNED AFTER OFFERING
	NUMBER	PERCENT(1)		NUMBER	PERCENT(1)
Andover Capital Offshore Partners Ltd.	12,000	*	12,000	0	—
Andover Capital Partners LP	188,000	*	188,000	0	—
Marc N. Bell	72,003	*	5,000	67,003	*
Jefferies Group, Inc.	3,020,750	6.1%	3,020,750	0	—
Jefferies Paragon Master Fund, Ltd.	1,730,203	3.5%	1,500,000	230,203	*
Highbridge International LLC	2,164,252	4.2%	250,000	1,914,252	3.7%
J. Bryant Kirkland III	111,919	*	4,250	107,669	*
Richard J. Lampen	325,071	*	20,000	305,071	*
Howard M. Lorber	4,015,360	7.9%	500,000	3,515,360	6.9%
Steel Partners II, L.P.	1,622,552	3.2%	1,500,000	122,552	*

*	Less than 1%.

(1)	Calculated based on Rule 13(d)-3(d)(1) of the Exchange Act using the 49,878,697 shares of common stock outstanding as of February 14, 2006.
          Andover Capital. David Glancy as managing director of Andover Capital Partners, L.P. and president of Andover Capital Offshore Partners Ltd. exercises voting and dispositive power over the shares held of record by these two selling shareholders.
          Marc N. Bell. Mr. Bell is the Vice President, General Counsel and Secretary of Vector. The shares shown in the above table as owned by Mr. Bell include 67,003 shares acquirable by Mr. Bell upon exercise of currently exercisable options, which expire November 4, 2009, to purchase shares at $11.52 per share.
          Jefferies Group, Inc. Jefferies Group, Inc. is a publicly-traded Delaware corporation that is managed by its Board of Directors. Richard Handler is the Chairman and Chief Executive Officer of Jefferies Group, Inc.
          Jefferies Paragon Master Fund, Ltd. Jefferies Paragon Master Fund, Ltd. is managed by Jefferies Asset Management, LLC, a wholly-owned subsidiary of Jefferies Group, Inc. Michael Handler and Joseph Contorinis are the portfolio managers at Jefferies Asset Management, LLC and exercise voting control and dispositive power over these securities. The shares shown in the above table include 230,203 shares issuable upon conversion of $5,000,000 principal amount of Vector’s 6¼% Convertible Subordinated Notes due 2008, which are held by Jefferies Paragon Master Fund, Ltd.
          Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of these securities. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and exercises voting control and dispositive power over these securities. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. The shares shown in the above table include 1,886,797 shares issuable upon conversion of $34,868,000 principal amount of Vector’s 5% Variable Interest Senior Convertible Notes due 2011 issued in November 2004, which are held by Highbridge International LLC.
          J. Bryant Kirkland III. Mr. Kirkland is a Vice President of Vector and, effective April 1, 2006, will become the Vice President and Chief Financial Officer of Vector. The shares shown in the above table as owned by Mr. Kirkland include 60,301 shares acquirable by Mr. Kirkland upon exercise of currently exercisable options, which expire November 4, 2009, to purchase shares at $11.52 per share.
          Richard J. Lampen. Mr. Lampen is the Executive Vice President of Vector. The shares shown in the above table as owned by Mr. Lampen include 134,008 shares acquirable by Mr. Lampen upon exercise of currently exercisable options, which expire November 4, 2009, to purchase shares at $11.52 per share.
          Howard M. Lorber. Mr. Lorber is President, Chief Executive Officer and a director of Vector. The shares shown in the table above as owned by Mr. Lorber include (i) 1,108,296 shares held by Mr. Lorber, (ii) 1,817,872 shares held by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, including the 500,000 shares offered hereby, (iii) 64,800 shares of common stock held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, and (iv) 1,024,393 shares acquirable by Mr. Lorber upon exercise of currently exercisable options. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership, a Nevada limited partnership, is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II Limited Partnership.
          Pursuant to the stock options held by Mr. Lorber, Mr. Lorber has the right, which expires November 4, 2009, to purchase 670,045 shares at $11.52 per share, the right, which expires January 22, 2011, to purchase 319,069 shares at $14.98 per share, and the right, which expires July 1, 2006, to purchase 35,279 shares at $10.51 per share.
          Mr. Lorber disclaims beneficial ownership of 11,910 shares held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

          Mr. Lorber was the Chairman of Hallman & Lorber in 2003 and 2004 and, since January 2005, has served as a consultant to such company. During the past three years, Mr. Lorber and Hallman & Lorber and its affiliates received ordinary and customary insurance commissions on various insurance policies issued for Vector and its subsidiaries and investees. Mr. Lorber and Hallman & Lorber and its affiliates have continued to provide such services in 2006.
          Mr. Lorber is a shareholder and registered representative in Aegis Capital Corp., a broker-dealer to which New Valley Corporation, a majority-owned subsidiary of Vector until December 2005 when it became a wholly-owned subsidiary of Vector, paid brokerage commissions and other income during the past three years.
          On April 13, 2005, in connection with the private offering of Vector’s 5% Variable Interest Senior Convertible Notes due 2011 (the “Notes”), Jefferies & Company, Inc. (“Jefferies”), as the initial purchaser of the Notes, Mr. Lorber and Lorber Epsilon 1999 Limited Partnership (“Lorber Epsilon”) entered into agreements, pursuant to which Jefferies was granted the right to borrow from time to time up to 315,000 shares of common stock of Vector Group Ltd. (the “Shares”) from Mr. Lorber or Lorber Epsilon. Under the agreements, Lorber Epsilon has agreed, through the period ending May 18, 2007, to lend Jefferies the Shares for the purpose of allowing Jefferies, in turn, to lend such Shares to its customers.
          In consideration for Mr. Lorber, as one of Vector’s principal stockholders, agreeing to lend the Shares in order to facilitate Vector’s offering of the Notes and accepting the resulting liquidity risk, Vector and Mr. Lorber entered into a Letter Agreement (the “Letter Agreement”) on April 13, 2005 whereby Vector agreed to pay Mr. Lorber or an affiliate designated by him an annual fee, payable on a quarterly basis in cash or, by mutual agreement of Vector and Mr. Lorber, in shares of common stock, equal to 1% of the aggregate market value of the Shares. In addition, Vector agreed to hold Mr. Lorber harmless on an after-tax basis against any increase, if any, in the income tax rate applicable to dividends paid on the Shares as a result of the Letter Agreement.
          Steel Partners II, L.P. Steel Partners, L.L.C., the general partner of Steel Partners II, L.P. and Warren G. Lichtenstein, the sole executive officer and managing member of Steel Partners, L.L.C., are also beneficial owners of these securities.
          In 1995, New Valley Corporation invested $2.5 million in Steel Partners II, L.P.
PLAN OF DISTRIBUTION
     As used below, “selling shareholders” includes the individuals listed in the table above and donees, pledgees, transferees or other successors in interest selling shares received from a selling shareholder (including the named selling shareholders) after the date of this prospectus. Selling shareholders from time to time may sell the shares being offered hereby on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise. The shares may be sold by the selling shareholders by one or more of the following methods, without limitation:
•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares;

•	in one or more underwritten offerings on a firm commitment or best efforts basis; and

•	a combination of any such methods of sale.
          The shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders or the purchasers of shares for whom such broker-dealers act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share, and to the extent such broker-dealer is unable to do so, acting as agent for a selling shareholder, such broker-dealer may purchase, as principal, any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions on the New York Stock Exchange at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.
     From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledges, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of a selling shareholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for such selling shareholder’s shares will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell short Vector Group Ltd. common stock, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover such short sales.
     A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of Vector Group Ltd. common stock in the course of hedging the positions they assume with such selling shareholder, including, without limitation, in connection with distributions of the common stock by such broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. A selling shareholder may also loan or pledge the shares offered hereby to a broker-dealer, and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.
     Any selling shareholders who are directors or officers of Vector Group Ltd. are subject to restrictions on the sale or transfer of the shares beneficially owned by them pursuant to the short-swing profit rule set forth in Section 16(b) of the Securities Exchange Act of 1934, as amended.
     The selling shareholders and any broker-dealers or agents that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts and commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.
     Costs, expenses and fees to be incurred by the selling shareholders in connection with the sale of the shares offered hereby, including all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. We will pay the fees and expenses relating to the registration with the SEC of the sale of the shares by the selling shareholders.
USE OF PROCEEDS
     All shares of common stock sold pursuant to this prospectus will be sold by the selling shareholders and Vector Group Ltd. will not receive any of the proceeds from such sales.
LEGAL OPINIONS
     The validity of the shares of common stock described in this prospectus will be passed upon for us by Marc N. Bell, General Counsel of Vector Group Ltd.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Vector Group Ltd. incorporated in this Prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm in auditing and accounting.
     The financial statements for Douglas Elliman LLC incorporated in this Prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.
     The financial statements for Koa Investors, LLC incorporated in this Prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2004 have been so incorporated in reliance on the report of Weisser LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.